UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                  PANACO, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   698106 10 1
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 11, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 9)

CUSIP No. 698106 10 1

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           4,584,921

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           4,584,921

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,584,921

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           19.2%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D
                                (Amendment No. 9)

CUSIP No. 698106 10 1

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           4,584,921

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           4,584,921

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,584,921

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           19.2%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D
                                (Amendment No. 9)

CUSIP No. 698106 10 1

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           4,584,921

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           4,584,921

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,584,921

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           19.2%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D
                                (Amendment No. 9)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on July 24, 1995, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation, and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"), relating to the common stock, $.01 par value (the "Shares"), of Panaco, Inc. (the "Issuer"), as previously amended, is further amended to furnish the additional information set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 1,554,921 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $1,554,921. The source of funding for the purchase of these Shares was general working capital of the Registrants.

Item 4.           Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On January 8, 1999, High River and Leonard C. Tallerine, Jr. ("Tallerine") entered into a Stock Purchase Agreement, a form of which is filed herewith as Exhibit 1 and is incorporated herein in its entirety by reference (the "Agreement"), pursuant to which, among other things, High River purchased 1,554,921 Shares (the "Purchased Shares") from Tallerine for an aggregate purchase price of $1,554,921. In connection with the transactions contemplated by the Agreement: (i) Tallerine released the Issuer from all claims which he had against the Issuer; (ii) Tallerine resigned from the Board of Directors of the Issuer, effective as of January 11, 1999;
(iii) Felix Pardo, a person recommended by High River to fill the Board seat vacated by Tallerine, was elected to the Board of Directors of the Issuer, effective as of January 11, 1999; (iv) the Issuer (a) acknowledged the assignment by Tallerine to High River of all of Tallerine's rights under that certain Registration Rights Agreement dated as of July 30, 1997, by and between the Issuer, Tallerine and Mark C. Licata, and (b) granted certain additional registration rights with respect to the Purchased Shares to High River; and (v) the Board of Directors of the Issuer approved the purchase of the Purchased Shares by High River in accordance with the provisions of Section 203(a)(1) of the General Corporation Law of the State of Delaware.



Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on January 11, 1999, Registrants may be deemed to beneficially own, in the aggregate, 4,584,921 Shares, representing approximately 19.2% of the Issuer's outstanding Shares (based upon the 23,844,863 Shares stated to be outstanding as of September 30, 1998 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 24, 1998).

         (b) High River has sole voting power and sole dispositive power with regard to 4,584,921 Shares. Riverdale has shared voting power and shared dispositive power with regard to 4,584,921 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 4,584,921 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by any of the Registrants. All such Shares were purchased in a privately negotiated transaction.

                                            No. of Shares              Price
Name                       Date             Purchased                  Per Share

High River                 1/11/99          1,554,921                  $1.00


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 is hereby amended to add the following:

         The paragraph set forth under Item 4 of this Amendment No. 9 is hereby incorporated herein by reference.

Item 7.           Material to Be Filed as Exhibits

         Exhibit 1. Stock Purchase Agreement dated as of January 8, 1999, between High River Limited Partnership and Leonard C. Tallerine, Jr.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 1999




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Member




/s/ Carl C. Icahn
CARL C. ICAHN








               [Signature Page of Amendment No. 9 to Schedule 13D
                          with respect to Panaco, Inc.]